Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-286362-03

October 15, 2025

NSTAR Electric Company

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	NSTAR Electric Company doing business as Eversource Energy
Security:	$300,000,000 5.20% Debentures due 2035 (the “Debentures”), which will be part of the same series of debt securities issued on February 26, 2025 by the Issuer in the amount of $400,000,000 (the “Existing Debentures”)
Principal Amount:	$300,000,000 (for an aggregate principal amount outstanding of $700,000,000, together with the Existing Debentures)
Maturity Date:	March 1, 2035
Coupon:	5.20%
Benchmark Treasury:	4.250% due August 15, 2035
Benchmark Treasury Price / Yield:	101-21 / 4.044%
Spread to Benchmark Treasury:	82 basis points
Yield to Worst:	4.864%
Price to Public:	102.451% of the principal amount, plus accrued interest from, and including, September 1, 2025, to, but excluding, October 17, 2025.
Accrued Interest:	$1,993,333.33
Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing March 1, 2026.
Redemption Provisions:	Make-whole call at any time prior to December 1, 2034 (three months prior to the Maturity Date) at a discount rate of Treasury plus 15 basis points and on or after such date at par
Trade Date:	October 15, 2025
Settlement Date*:	October 17, 2025 (T+2)
CUSIP / ISIN:	67021C AW7 / US67021CAW73
Expected Ratings**:	A2 (Moody’s); A- (S&P); A (Fitch)
Qualified Reopening:	The offering of the Debentures is expected to qualify as a “qualified reopening” of the Existing Debentures under the United States Treasury Regulations. See “Certain United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement dated October 15, 2025

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.
Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities in the secondary market prior to the date that is one business day before the settlement date will be required, by virtue of the fact that the Securities will initially settle T+2 (on October 17, 2025) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Securities who wish to trade Securities prior to the date that is one business day before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322; J.P. Morgan Securities LLC collect at (212) 834-4533; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; PNC Capital Markets LLC toll-free at (855) 881-0697; RBC Capital Markets, LLC toll-free at (866) 375-6829; or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.